ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

September 28, 2016

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102

RE:	State Street Navigator Securities Lending Trust – SEC File No. 811-07567 (the “Registrant”)

Dear Mr. Williamson:

On behalf of the Registrant, we are filing this letter to respond in writing to the Securities and Exchange Commission (“SEC”) staff’s (the “SEC Staff”) comments on the registration statement filed pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-1A (Accession Number: 0001398344-16-012616) with the SEC on April 29, 2016 (the “Registration Statement Amendment”), to update the disclosure and financial information for the State Street Navigator Securities Lending TIAA-CREF Short Term Lending Portfolio, State Street Navigator Securities Lending MET Portfolio, State Street Navigator Securities Lending Prime Portfolio II, State Street Navigator Securities Lending Prime Portfolio III, State Street Navigator Securities Lending Prime Portfolio IV and State Street Navigator Securities Lending Prime Portfolio V, each a series of the Registrant (collectively, the “Portfolios”). The SEC Staff’s comments were conveyed to the Registrant by telephone on June 9, 2016.

Below are the SEC Staff’s comments on the Registration Statement Amendment and the Registrant’s responses thereto.

Comments

1)	On May 10, 2016, SEC Staff commented on a registration statement filed with the SEC on March 24, 2016 (Accession Number: 0001398344-16-011234) to update the disclosure and financial information for the State Street Navigator Securities Lending Prime Portfolio. Many of those comments related to money market fund reform are equally applicable to the Portfolios. Please confirm that the Registrant has considered, or will consider, these prior comments with respect to the Portfolios and the most recent filing.

Response: The Registrant has considered these prior comments with respect to the Portfolios and the most recent filing. The Registrant intends to modify any applicable disclosure for the Portfolios at such time as the Registrant’s next amendment to the Registration Statement is filed with respect to the Portfolios.

* * *

In connection with the applicable filing, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in its filing;
•	comments of the SEC Staff or changes to disclosure in response to SEC Staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact the undersigned at (617) 951-7114 if you have any questions concerning the foregoing.

Very truly yours,

/s/Adam M. Schlichtmann
Adam M. Schlichtmann